

November 29, 2011

Mr. Robert J. Zatta
Chief Financial Officer
Rockwood Holdings, Inc.
100 Overlook Center
Princeton, New Jersey 08540

> **RE:** **Rockwood Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for the Period Ended September 30, 2011**
> **Filed October 26, 2011**
> **Form 8-K**
> **Filed September 12, 2011**
> **Form 8-K**
> **Filed October 19, 2011**
> **File No. 1-32609**
>
> **Rockwood Specialties Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 10, 2011**
> **Form 10-Q for the Period Ended September 30, 2011**
> **Filed October 26, 2011**
> **File No. 333-109686**

Dear Mr. Zatta:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings. Our comments on the Form 10-K you filed for Rockwood Holdings, Inc. also pertain to the Form 10-K filed for Rockwood Specialties Group, Inc.

Item 6. Selected Financial Data, page 33

2. You use Adjusted EBITDA to determine compliance with financial covenants, to assess operating performance, and to determine performance-based compensation. It is not clear why you are also presenting EBITDA. Pursuant to Item 10(e)(1)(i)(C) of Regulation S-K, please disclose the reasons why you believe that the presentation of EBITDA also provides useful information to investors regarding your financial condition and results of operations.

3. You present other special charges included in EBITDA as a separate line item in your selected financial data table. Given that note 14 to the table indicates that certain of these charges have occurred in multiple years, please tell us how you determined it was appropriate to characterize these as special charges. Refer to Compliance and Disclosures Interpretation 102.03 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Management's Discussion and Analysis of Financial Condition and Results….., page 37

4. You present a statement of operations which reconciles between your reported GAAP amounts to constant currency amounts. We remind you that Compliance and Disclosures Interpretation 102.10, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, states that it is generally not appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measure. In this regard, please revise your disclosures. Please also disclose how you arrived at the constant currency amounts. Refer to Compliance and Disclosures Interpretation 104.06.

Years ended December 31, 2010 Compared to year ended December 31, 2009, page 44

5. Please quantify the impact of each factor you identify when multiple factors contribute to fluctuations, as applicable. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, in your discussion of net sales in your Advanced Ceramics segment, you indicate that net sales increased $103.4 million due to higher volumes, which was partially offset by currency changes of $20.9 million and lower

selling prices. However, it is not clear how much of the increase was related to higher volumes and how much of the decrease was related to lower selling prices.

Liquidity and Capital Resources, page 51

General

6. On page 39, you indicate that you operate a geographically diverse business with 54% of your net sales in 2010 generated from shipments to customers in Europe, 24% to North America and 22% to the rest of the world. Given the significance of your foreign operations, please enhance your liquidity disclosure to address the following:
    *   Disclose the amount of foreign cash and short-term investments as compared to your total amount of cash and short-term investments as of December 31, 2010;
    *   Quantify the amount of cash held in foreign countries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity; and
    *   Discuss the fact that if the foreign cash and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.
    Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

20. Commitments and Contingencies, page 106

7. Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of ASC 450 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. For any legal contingency, including your Lanxess matter, in which you are involved, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

    If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. You may provide your disclosures on an aggregated basis.

8. For some matters you disclose the expected effect on your results of operation or cash flows while for others you disclose the expected effect on your business or financial condition. For each matter disclosed, please address the expected effect on your financial condition, results of operations, and cash flows.

Form 10-Q for the Period Ended September 30, 2011

General

9. Please address the above comments in your interim filings as well, as applicable.

Form 8-K filed on September 12, 2011

10. In your presentation, you present Non-GAAP financial measures of EBITDA, EBITDA margin, LTM Adjusted EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and free cash flow. Please also include a presentation of the most directly comparable financial measure calculated and presented in accordance with US GAAP and a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial measure disclosed with the most comparable financial measure or measures calculated and presented. Please refer to Item 100(a) of Regulation G.

Form 8-K filed on October 19, 2011

11. In regards to your presentation of free cash flow, please provide a clear reconciliation of how this amount is being calculated, including the special items that are being added to net cash provided by operating activities of continuing operations to arrive at this amount. Please also disclose the limitations of this measure in a similar manner to your discussion regarding Adjusted EBITDA. Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at
http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Nudrat Salik, Staff Accountant at (202) 551-3692 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief